Exhibit 12.1

ALLIANT ENERGY CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Years Ended Dec. 31,
	2011	2010	2010	2009	2008	2007	2006
	(dollars in millions)
EARNINGS:
Net income from continuing operations attributable to Alliant Energy Corporation common shareowners	$123.3	$91.4	$289.3	$110.1	$279.4	$425.1	$337.8
Income tax expense (benefit) (a)	12.0	57.7	145.2	(9.3)	139.6	256.3	202.8

Subtotal	135.3	149.1	434.5	100.8	419.0	681.4	540.6
Fixed charges as defined	105.9	108.2	219.3	200.6	186.5	185.6	213.4
Adjustment for undistributed equity earnings	(3.6)	(3.2)	(5.9)	(6.7)	(6.1)	(7.8)	(16.6)
Less:
Preferred dividend requirements of subsidiaries (pre-tax basis) (b)	11.3	14.8	27.5	17.3	27.5	29.5	29.3

Total earnings as defined	$226.3	$239.3	$620.4	$277.4	$571.9	$829.7	$708.1

FIXED CHARGES:
Interest expense	$81.0	$80.3	$163.0	$154.9	$125.8	$116.7	$145.7
Estimated interest component of rent expense	13.6	13.1	28.8	28.4	33.2	39.4	38.4
Preferred dividend requirements of subsidiaries (pre-tax basis) (b)	11.3	14.8	27.5	17.3	27.5	29.5	29.3

Total fixed charges as defined	$105.9	$108.2	$219.3	$200.6	$186.5	$185.6	$213.4

Ratio of Earnings to Fixed Charges (c)	2.14	2.21	2.83	1.38	3.07	4.47	3.32

(a)	Includes net interest related to unrecognized tax benefits.
(b)	Preferred dividend requirements of subsidiaries (pre-tax basis) are computed by dividing the preferred dividend requirements of subsidiaries by one hundred percent minus the respective year-to-date effective income tax rate.
(c)	The ratio calculation in the above table relates to Alliant Energy Corporation’s continuing operations.